May 4, 2022

ArentFox Schiff LLP 901 K Street NW Suite 700 Washington, DC 20006 ____________________ 202.857.6000 MAIN 202.857.6395 FAX ____________________ afslaw.com

BY EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Thomas Jones

Re:	NeoVolta Inc.
Registration Statement on Form S-1
Filed April 13, 2022
File No. 333-264275

Ladies and Gentlemen:

This letter is being submitted on behalf of NeoVolta Inc. (the “Company”) in response to the comment letter, dated April 28, 2022, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-1 filed on April 28, 2022 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been submitted filed with the Commission.

For your convenience, we have repeated the comment prior to the response in italics.

Registration Statement on Form S-1 filed April 13, 2022

Prospectus Summary

The Offering, page 7

1.You disclose on pages 7 and 55 that you have 21,977,251 shares of common stock outstanding prior to this offering; however, you disclose on pages 25, 26, and in the interim financial statements that you have 19,998,683 shares of common stock outstanding prior to this offering. To the extent the difference relates to stock issuances subsequent to December 31, 2021, please clarify that fact and ensure all such stock issuances are adequately disclosed and discussed in the subsequent event footnote in your interim financial statements; otherwise please revise your disclosures to explain or reconcile this apparent discrepancy. Also, you disclose on pages 7, 8 and 55 that you will have 33,315,784 shares of common stock outstanding following this offering; however, you disclose on pages 25 and 27 that you will have 33,148,094 shares of common stock outstanding following this offering. Please revise your disclosures to explain or reconcile this apparent discrepancy.

Securities and Exchange Commission

Response:

The Company notes the Staff’s comment and has revised the disclosure in the Amended Registration Statement to reconcile amounts referenced in the Staff’s comment in each spot in which such amounts are disclosed.

2.Please revise the disclosures on pages 8 and 25 to also disclose the conversion price of the 2018 convertible notes.

Response:

The Company acknowledges the Staff’s comment and has revised the referenced disclosures in the Amended Registration Statement to disclose the conversion price of the 2018 convertible notes.

Summary Financial Information, page 9

3.Please revise footnote (1) to clearly explain or show how you arrived at each pro forma as adjusted amount, including any significant estimates and/or assumptions used to arrive at each pro forma amount. Please also provide similar disclosures or a cross-reference to these disclosures for the pro forma as adjusted amounts presented under Capitalization on page 25.

Response:

The Company acknowledges the Staff’s comment and has included additional disclosure in the “Summary Financial Information” and “Capitalization” sections of the Amended Registration Statement to clearly explain the pro forma adjusts utilized.

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Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,

ARENTFOX SCHIFF LLP

/s/ Cavas Pavri

By: Cavas Pavri

Enclosures

cc: Brent Willson, CEO